NewCardio, Inc.
2350 Mission College Boulevard, Suite 1175
Santa Clara, California 95054
 (408) 516-5000

August 28, 2008

VIA EDGAR & FACSIMILE

Mr. Russell Mancuso
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:          NewCardio, Inc.
Registration Statement on Form S-1 Amendment No. 7
Filed on August 28, 2008
File No. 333-149166

Dear Mr. Mancuso:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, NewCardio, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00, Eastern Time, on August 29, 2008, or as soon thereafter as possible.

We hereby acknowledge the following:

•	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

NewCardio, Inc.

By:    /s/ Richard D. Brounstein
Name:    Richard D. Brounstein
Title:      Chief Financial Officer